Filed pursuant to Rule 433
December 14, 2006
Relating to
Preliminary Prospectus Supplement dated December 14, 2006 to
Prospectus Dated April 27, 2005
Registration Statement No. 333-124358
Final Term Sheet
$1,250,000,000
6.40% Fixed-to-Floating Rate Junior Subordinated Debentures due 2066

Issuer:	MetLife, Inc. (“issuer”, “we,” “us,” or “our”)

Securities:	6.40% Fixed-to-Floating Rate Junior Subordinated Debentures due 2066 (the “junior subordinated debentures”)

Aggregate Principal Amount:	$1,250,000,000

Final Maturity Date:	December 15, 2066

Denominations:	$1,000 and integral multiples of $1,000

Ratings:	Moody’s Investors Service, Inc. (“Moody’s”): A3 (Stable)

Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”): BBB+ (Stable)

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the junior subordinated debentures should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Pricing Date:	December 14, 2006

Expected Settlement Date:	December 21, 2006, which is the fifth business day following the initial sale of the junior subordinated debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the junior subordinated debentures prior to the third business day before the delivery of the junior subordinated debentures will be required, by virtue of the fact that the junior subordinated debentures initially will settle on a delayed basis, to agree to a delayed settlement cycle at the time of any trade to prevent a failed settlement. Purchasers of the junior subordinated debentures who wish to make such trades should consult their own advisors.

Scheduled Redemption Date:	We have agreed to repay the junior subordinated debentures on December 15, 2036

(the “scheduled redemption date”) but only to the extent that we have raised sufficient net proceeds during the 180-day period ending on the notice date for the scheduled redemption date from the issuance of certain “qualifying capital securities,” as described in the preliminary prospectus supplement to which this term sheet relates (the “preliminary prospectus supplement”). We will covenant to use our commercially reasonable efforts to raise sufficient net proceeds during such 180-day period from the issuance of qualifying capital securities to permit repayment of the junior subordinated debentures in full on the scheduled redemption date, subject to certain “market disruption events” described in the preliminary prospectus supplement and subject to our right to otherwise redeem the junior subordinated debentures as described below. If any junior subordinated debentures are not repaid or otherwise redeemed on the scheduled redemption date, they will remain outstanding and will bear interest at a floating rate specified below, payable quarterly in arrears and, subject to the limitations described in the immediately preceding sentence, we will continue to use our commercially reasonable efforts to raise sufficient net proceeds during the 90-day period ending on the notice date for each subsequent interest payment date from the issuance of qualifying capital securities to permit repayment of the junior subordinated debentures in full on such interest payment date.

Interest Rate and Interest Payment Dates During Fixed Rate Period:	The junior subordinated debentures will bear interest on their principal amount from and including December 21, 2006 to but excluding December 15, 2036 at an annual fixed rate of 6.40%, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007.

Interest Rate and Interest Payment Dates During Floating Rate Period until Final Maturity Date:	Solely in the event that the junior subordinated debentures are not repaid or otherwise redeemed on or before the scheduled redemption date of December 15, 2036, the junior subordinated debentures will bear interest from and including December 15, 2036 to but excluding the final maturity date of December 15, 2066, or earlier redemption at an annual rate equal to three-month LIBOR (as defined in the preliminary prospectus supplement) plus 2.205%, payable quarterly in arrears on March 15, June 15, September 15 and December 15.

For the purposes of definition of the term “three-month LIBOR” in the preliminary prospectus supplement, with respect to any LIBOR determination date, if fewer than three banks selected by the calculation agent to provide quotations are quoting as described in the preliminary prospectus supplement, three-month LIBOR for that interest period will be the same as LIBOR as determined for the previous interest period or, in the case of the interest period beginning on December 15, 2036, 4.195%.

Day Count Convention:	30/360 during the fixed rate period and Actual/360 during the floating rate period.

Benchmark Treasury:	4.500% due February 15, 2036.

Treasury Price:	96-20

Treasury Yield:	4.714%

Re-offer Spread to Treasury:	1.70%

Re-offer Issue Yield:	6.414%

CUSIP/ISIN:	59156RAP3/US59156RAP38

Optional Redemption:	We may redeem, at our option, the junior subordinated debentures, subject to certain provisions described in the preliminary prospectus supplement:

• in whole or in part, at any time on or after December 15, 2031, at their principal amount plus accrued and unpaid interest to the date of redemption (the “par redemption amount”), provided that if the junior subordinated debentures are not redeemed in whole, at least $50 million aggregate principal amount of the junior subordinated debentures

(excluding any junior subordinated debentures held by MetLife, Inc. or any of its affiliates) must remain outstanding after giving effect to such redemption;

• in whole or in part, at any time prior to December 15, 2031, in cases not involving a “tax event” or “rating agency event,” in each case as defined in the preliminary prospectus supplement, at the par redemption amount or, if greater, the “make-whole redemption amount” (as defined below); provided that if the junior subordinated debentures are not redeemed in whole, at least $50 million aggregate principal amount of the junior subordinated debentures (excluding any junior subordinated debentures held by MetLife, Inc. or any of its affiliates) must remain outstanding after giving effect to such redemption; and

• in whole, but not in part, at any time prior to December 15, 2031, within 180 days after the occurrence of a tax event or a rating agency event, at the par redemption amount or, if greater, the “special event make-whole redemption amount” (as defined below).

“Make-whole redemption amount” means the sum, as calculated by the premium calculation agent, of the present values of the remaining scheduled payments of principal (discounted from December 15, 2031) and interest that would have been payable to and including December 15, 2031 (discounted from their respective interest payment dates) on the junior subordinated debentures to be redeemed (not including any portion of such payments of interest accrued to the redemption date) to the redemption date on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 35 basis points; plus accrued and unpaid interest, together with any compounded interest, on the principal amount of the junior subordinated debentures being redeemed to the redemption date.

“Special event make-whole redemption amount” means the sum, as calculated by the premium calculation agent, of the present values of the remaining scheduled payments of principal (discounted from December 15, 2031) and interest that would have been payable to and including December 15, 2031 (discounted from their respective interest payment dates) on the junior subordinated debentures to be redeemed (not including any portion of such payments of interest accrued to the redemption date) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 50 basis points; plus accrued and unpaid interest, together with any compounded interest, on the principal amount of the junior subordinated debentures being redeemed to the redemption date.

MetLife Expected Expenses:	$1,300,000

Optional Deferral; Trigger Events; Alternative Payment Mechanism:	So long as (i) no event of default with respect to the junior subordinated debentures has occurred and is continuing and (ii) no “trigger event” (as defined in the preliminary prospectus supplement) has occurred and the related “trigger period” (as defined in the preliminary prospectus supplement) is continuing, MetLife, Inc. may elect to defer one or more interest payments on the junior subordinated debentures at any time and from time to time for up to ten years (each, an “optional deferral period”) without triggering an event of default under the subordinated indenture; provided that no such optional deferral period may end on a date other than an interest payment date or extend beyond the maturity date of the junior subordinated debentures. Deferred interest will continue to accrue and compound periodically, to the extent permitted by applicable law, at the rate of interest applicable to the junior subordinated debentures.

As further described in the preliminary prospectus supplement, if (1) we have optionally deferred interest payments otherwise due on the junior subordinated debenture for a period of more than five consecutive years or (2) a “trigger event”

has occurred and the related “trigger period” is continuing on an interest payment date, we may satisfy our obligation to pay interest on the junior subordinated debentures (i) in the case of an event described in (1) above on any subsequent interest payment date; and (ii) in the case of an event described in (2) above, on such interest payment date (in each case, other than any interest that has accrued during an optional deferral period of less than five years and prior to the occurrence of a “trigger event”, which may continue to be deferred to the extent provided herein or be paid out of any source of funds), only to the extent of net proceeds from the sale of “qualifying APM securities” (as defined in the preliminary prospectus supplement) received by us during the 180 days prior to such interest payment date (the “alternative payment mechanism”). An event of default will occur, among other things, if non-payment of interest, due to an optional deferral, the continuance of a “trigger period” or otherwise, continues for ten consecutive years or extends beyond the final maturity date of the junior subordinated debentures without all accrued and unpaid interest (including compounded interest) having been paid in full.

Replacement Capital Covenant:	A replacement capital covenant described in the preliminary prospectus supplement will apply until December 15, 2056.

Price to Investors:	99.816%

Underwriting Discount:	1%

Net Price to Underwriters:	98.816%

Estimated Proceeds, Before Expenses, to MetLife, Inc.:	$1,235,200,000

Additional Information:	Under the subordinated indenture, we will be required to use commercially reasonable efforts to seek shareholder consent to increase the number of authorized shares of our common stock if, at any date, our “shares available for issuance” (as defined in the preliminary prospectus supplement) in connection with our obligations under the alternative payment mechanism (as more fully described in the preliminary prospectus supplement) fall below the greater of:

• 250 million shares (as adjusted for any stock split, stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction), and

• three times the number of shares that we would need to issue to raise sufficient proceeds to pay (assuming a price per share equal to the average trading price of shares of our common stock over the ten-trading day period preceding such date) then outstanding deferred interest on the junior subordinated debentures (including compounded interest thereon), plus twelve additional months of interest (including compounded interest) on the junior subordinated debentures, up to a total of ten years of interest (including compounded interest). For purposes of determining the amounts accruing during a floating rate period, the interest will be computed by reference to spot three-month LIBOR on the calculation date plus a margin equal to 2.205%.

Joint Bookrunning Managers (Active):	Goldman, Sachs & Co., J.P. Morgan Securities Inc., and Merrill Lynch, Pierce Fenner & Smith Incorporated ($287,500,000 each)

Joint Bookrunning Manager (Passive):	HSBC Securities (USA) Inc. ($125,000,000)

Senior Co-Managers:	Lehman Brothers Inc., Morgan Stanley & Co. Inc., Wachovia Securities, Deutsche Bank Securities Inc. and Banc of America Securities, LLC ($37,500,000 each)

Junior Co-Managers:	Guzman & Company, Samuel A. Ramirez & Co., Inc., Muriel Siebert & Co., Inc., Toussaint Capital Partners, LLC, The Williams Capital Group L.P. ($15,000,000 each)

All terms used and not otherwise defined in this term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement.
The issuer has filed a registration statement, including a prospectus and preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request by calling Goldman, Sachs & Co. toll free at 1-866-471-2526, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Merrill Lynch, Pierce Fenner & Smith Incorporated toll free at 1-800-248-3580.
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